UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SYNERGETICS USA, INC.

(Name of Subject Company)

SYNERGETICS USA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160G107

(CUSIP Number of Class of Securities)

Peter Rasche

General Counsel

Synergetics USA, Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri 63368

(636) 939-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.

Jennifer R. Byrne, Esq.

Armstrong Teasdale LLP

7700 Forsyth Boulevard

St. Louis, Missouri 63105

(314) 621-5070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Synergetics USA, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on September 16, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) to purchase all Shares that are issued and outstanding, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on September 16, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Legal Proceedings Relating to the Tender Offer” with the disclosure set forth below:

On September 15, 2015, a putative class action lawsuit, captioned Murphy, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00778, was filed in connection with the Offer and the Merger in the Eleventh Judicial Circuit of the State of Missouri. The complaint generally alleges that the members of Synergetics’ board of directors breached their fiduciary duties to Synergetics’ stockholders by, among other things, agreeing to an inadequate Offer Price and accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers. The complaint also alleges that Parent and the Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction or awarding damages to members of the class in the event the transaction is consummated; and (iv) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees and expenses. The Company believes the allegations are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2015	SYNERGETICS USA, INC.

	By:	/s/ David M. Hable
David M. Hable
President and Chief Executive Officer

2